SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        ACCEL International Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  004299 10 3
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                                (CUSIP Number)

                            William H. Cuddy, Esq.
                              Day, Berry & Howard
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

             October 4, 1996, November 18, 1996, November 21, 1996,
             December 19, 1996, January 8, 1997, February 27, 1997,
                        March 11, 1997 and July 28, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box  /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                             (Page 1 of 11 Pages)

CUSIP No.  004299 10 3
  1   NAME OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David T. Chase

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /   /
                                                             (b) / X /
  3   SEC USE ONLY
  4   SOURCE OF FUNDS*

      00
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                              /   /
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.

                              7    SOLE VOTING POWER
          NUMBER OF                6,500 shares
           SHARES                  SHARED VOTING POWER
        BENEFICIALLY          8    0 shares
       OWNED BY EACH               SOLE DISPOSITIVE POWER
         REPORTING            9    6,500 shares
          PERSON              10   SHARED DISPOSITIVE POWER
           WITH                    3,665,648 shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,672,148 shares
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              / X /
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      42.5%
14    TYPE OF REPORTING PERSON*
      IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"), a Delaware corporation whose principal executive offices are located at 475 Metro Place North, Dublin, Ohio 43017.

Item 2.   IDENTITY AND BACKGROUND

     (a)  NAME:

          David T. Chase

     (b)  RESIDENCE OR BUSINESS ADDRESS:

          D.T. Chase Enterprises, Inc.
          One Commercial Plaza
          Hartford, Connecticut 06103

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          Chairman of the Board of Directors and President
          D.T. Chase Enterprises, Inc.
          One Commercial Plaza
          Hartford, Connecticut 06103

          D.T. Chase Enterprises, Inc. ("DTCE") is a holding company for various Chase family interests.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP:

          The reporting person is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The reporting person holds currently exercisable options (the "Options") for 6,500 shares of Common Stock. Such options were granted to the reporting person pursuant to the option plans and agreements described in Item 6, in consideration for his serving as a director of ACCEL. Each of the other shares of Common Stock beneficially owned by the reporting person are owned beneficially and in the name of one of (i) Rhoda L. Chase, the reporting person's wife, (ii) Arnold L. Chase, the reporting person's son, and (iii) The Darland Trust (the "Trust"), a trust whose beneficiaries are Cheryl A. Chase (the reporting person's daughter) and her children. Such beneficial owners are collectively referred to herein as the "Owners". The reporting person's beneficial ownership of these shares of Common Stock arises solely from the fact that he shares the power to dispose or direct the disposition of such shares of Common Stock with the Owner of such shares, as described below under Items 5 and 6. The reporting person became a beneficial owner of such shares of Common Stock as follows:

     Rhoda L. Chase transferred an aggregate of 1,665,000 of her shares of Common Stock into her brokerage account to which the Trading Authorization described in Item 6 relates, on the dates and in the amounts set forth below.

                         DATE                      NUMBER OF SHARES
                   January 9, 1996                     47,000
                   October 4, 1996                     70,500
                   November 18, 1996                  486,852
                   December 2, 1996                     2,014
                   March 11, 1997                   1,058,634

There was no consideration for such transfers.

     On July 28, 1997, Rhoda L. Chase transferred 335,000 shares of Common Stock out of such brokerage account and loaned them to Insurance Holdings Limited Partnership. In exchange for such loan, Insurance Holdings Limited Partnership has agreed to pay quarterly to Rhoda L. Chase a service fee equal to six percent (6%) per annum of the average monthly market value of such borrowed securities prorated over the number of days such securities are so loaned.

     Arnold L. Chase transferred an aggregate of all of his 1,167,824 shares of Common Stock into his brokerage account to which the Trading Authorization described in Item 6 relates, on the dates and in the amounts set forth below.

                        DATE                   NUMBER OF SHARES
                   January 8, 1997                1,036,126
                   February 26, 1997                 15,648
                   February 27, 1997                116,050

There was no consideration for such transfers.

     Rothschild Trust Cayman Limited (the "Trustee"), as trustee for and on behalf of the Trust, transferred an aggregate of all of the 1,167,824 shares of Common Stock owned by the Trust into its brokerage account to which the Trading Authorization described in Item 6 relates, on the dates and in the amounts set forth below.

                          DATE                 NUMBER OF SHARES
                   November 21, 1996              1,008,405
                   December 19, 1996                159,419

There was no consideration for such transfers.

Item 4.   PURPOSE OF TRANSACTION.

     The Owners are holding the 3,665,648 shares of Common Stock owned by them for investment purposes. Based on their ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to them, offers for their shares of Common Stock, general economic conditions and other future developments, the Owners reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Owners may decide to sell or seek the sale of all or part of their present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. They may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. The reporting person is holding the Options for investment purposes. The reporting person reserves the same rights and may make the same evaluations as the Owners.

     Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ACCEL or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ACCEL;

     (f) Any other material change in ACCEL's business or corporate structure;

     (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

     (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person beneficially owns 3,672,148 shares of Common Stock, representing approximately 42.5% of the 8,631,042 shares of Common Stock outstanding as of November 14, 1997.

     This statement does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) the 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of November 14, 1997, owned by Sandra M. Chase, the spouse of Arnold L. Chase, or (ii) 670,000 shares of Common Stock, or 7.8% of the shares of Common Stock outstanding as of November 14, 1997, owned by Rhoda L. Chase. Insurance Holdings Limited Partnership, a limited partnership of which Chase Insurance Corporation (a corporation owned by Rhoda L. Chase and of which the reporting person is President and a director) is the general partner and Rhoda L. Chase, Sandra
M. Chase and Cheryl A. Chase are the limited partners, may be deemed to be the beneficial owner of the 670,000 shares of Common Stock referred to in clause (ii) of the immediately preceding sentence.

     (b) The reporting person does not have the sole or shared power to vote or direct the vote of any shares of Common Stock. Upon the exercise of any of the Options, the reporting person will have the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock received by him as a result of such exercise. The reporting person shares the power to dispose or to direct the disposition of (i) 1,330,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford Connecticut 06117. She is not employed. Arnold L. Chase is an Executive Vice President and director of DTCE. Arnold L. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. Rhoda L. Chase and Arnold L. Chase are citizens of the United States of America.

     The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, none of the Owners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Owners has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) No transactions in the Common Stock have been effected by or on behalf of the reporting person or the Owners during the past 60 days other than the transactions described in Item 3.

     (d) Upon the exercise of any of the Options, the reporting person will have the sole right to receive or direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock received by him as a result of such exercise. Each of the reporting person and, with respect to (i) 1,330,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a General Trading Authorization for Securities and/or Options Accounts (each, a "Trading Authorization"), each of Rhoda L. Chase, Arnold L. Chase and the Trust has granted to the reporting person the power to enter orders to purchase and sell securities for the brokerage account in which such person or entity holds the Common Stock referred to in Item 5(d). Each Trading Authorization also confers upon the reporting person the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by each Trading Authorization remain effective until terminated by the grantor of such Trading Authorization.

     The foregoing description of the Trading Authorizations is subject to, and is qualified in its entirety by reference to, the forms of Trading Authorizations, which are filed as exhibits to this Statement on Schedule 13D.

     The reporting person manages certain funds for the Trustee on behalf of the Trust. In such capacity and pursuant to the Trading Authorization granted by the Trust, the reporting person may effect the sale of some or all of the shares of Common Stock owned by the Trust or effect the purchase of additional shares of Common Stock for the account of the Trust.

     Pursuant to the First Restatement of the ACCEL International Corporation 1987 Stock Incentive Plan (the "1987 Plan") and Stock Option Agreements (the "Old Stock Option Agreements") dated June 4, 1991, June 2, 1992, May 25, 1993, May 24, 1994 and May 23, 1995, between the reporting person and ACCEL, the reporting person has been granted options to purchase 6,000 shares of Common Stock, all of which are currently exercisable. The exercise price for each option is equal to the fair market value of a share of Common Stock on the date such option was granted. Each such option will expire ten years after the date it was granted or, if earlier, 180 days after the reporting person ceases to be a director of ACCEL. Such options are not transferable other than by will or the laws of descent and distribution.

     The foregoing description of the 1987 Plan, the Old Stock Option Agreements and the options granted to the reporting person thereunder is subject to, and is qualified in its entirety by reference to, the 1987 Plan and the Old Stock Option Agreements, which are each filed as exhibits to this Statement on Schedule 13D.

     Pursuant to the ACCEL International Corporation 1996 Stock Incentive Plan (the "1996 Plan"), each person who becomes a director of ACCEL is granted, upon his initial appointment or election as a director, the option to purchase 2,000 shares of Common Stock, and each non-employee director of ACCEL (other than a non-employee director who first became a director during the period following the immediately preceding annual meeting of stockholders of ACCEL) is granted, at each annual meeting of stockholders of ACCEL, the option to purchase 1,000 shares of Common Stock, provided that no options will be granted under the 1996 Plan after June 11, 2006.
As a non-employee director of ACCEL, the reporting person is entitled to receive such options under the 1996 Plan. Each such option will become exercisable as to 50% of the shares of Common Stock subject to it on the first anniversary of the date it was granted and as to the remaining shares of Common Stock on the second anniversary of the date it was granted. The per share exercise price for each such option will be equal to the fair market value of a share of Common Stock on the date such option was granted. Each such option will expire ten years after the date it was granted or, if earlier, 180 days after the grantee ceases to be a director of ACCEL. Such options are not transferable other than by will, the laws of descent and distribution or pursuant to certain domestic relations orders.

     The reporting person has been granted options to purchase 2,000 shares of Common Stock, one quarter of which are currently exercisable, pursuant to the 1996 Plan and to Stock Option Agreements (the "New Stock Option Agreements") dated June 11, 1996 and May 20, 1997, between the reporting person and ACCEL. Such options have the terms described in the immediately preceding paragraph.

     The foregoing description of the 1996 Plan, the New Stock Option Agreements and the options granted to the reporting person thereunder is subject to, and is qualified in its entirety by reference to, the 1996 Plan and the New Stock Option Agreements, which are each filed as exhibits to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Form of Trading Authorization granted by Rhoda L. Chase.

     (2)  Form of Trading Authorization granted by Arnold L. Chase.

     (3)  Form of Trading Authorization granted by the Trust.

     (4)  1987 Plan.

     (5)  Old Stock Option Agreement dated June 4, 1991.

     (6)  Old Stock Option Agreement dated June 2, 1992.

     (7)  Old Stock Option Agreement dated May 25, 1993.

     (8)  Old Stock Option Agreement dated May 24, 1994.

     (9)  Old Stock Option Agreement dated May 23, 1995.

     (10) 1996 Plan.

     (11) New Stock Option Agreement dated June 11, 1996.

     (12) New Stock Option Agreement dated May 20, 1997.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    November 20, 1997              /s/ David T. Chase
                                         David T. Chase